Exhibit 77C

A special meeting of stockholders was held on February 26, 2015 (the “Meeting”). At the Meeting, stockholders voted on, among other things, the approval of a new investment advisory agreement and new investment sub-advisory agreement. The following table sets forth the numbers of affirmative votes and negative votes cast with respect to the approval of those agreements.

Proposal	Votes For	Votes Against	Votes Withheld
Approval of New Investment Advisory Agreement	12,114,596	225,888	56,942
Approval of New Investment Subadvisory Agreement	12,111,161	227,451	58,815